UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 July 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary results, year ended 30 June 2018
26 July 2018
This document contains inside information

Strong performance reflects consistent and rigorous execution of our strategy

●  Reported net sales (£12.2 billion) and operating profit (£3.7 billion) were up 0.9% and 3.7%, respectively, as organic growth was partially offset by adverse exchange

●   All regions contributed to broad based organic growth, with organic net sales up 5.0% and organic volume up 2.5%

●   Organic operating profit was up 7.6%, improving organic operating margins by 78 basis points, as higher marketing investment was more than offset by efficiencies from our productivity programme

●   Cash flow continued to be strong, broadly in line with last year, with £3.1 billion net cash from operating activities and £2.5 billion free cash flow

●   Basic eps of 121.7 pence was up 14.8%. Pre-exceptional eps was 118.6 pence, up 9.3%, principally due to higher organic operating profit

●   On 26 July the Board approved a share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019

●    The board recommended a final dividend increase of 5% bringing the full year dividend to 65.3 pence per share

See explanatory notes for explanation of the use of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

"Diageo has delivered another year of strong, consistent performance. Organic volume and net sales growth is broad based across regions and categories. We have expanded organic operating margin while increasing investment behind our brands ahead of organic net sales growth.

These results reflect the high performance culture we have created in Diageo, the ongoing rigorous execution of our strategy, our focus on the consumer and our ability to move swiftly on trends and insights.

During the year we returned £1.5 billion to shareholders through a share buyback.  We have delivered another year of strong cash flow generation in F18. Consequently, the Board has approved an additional share buyback programme of up to £2.0 billion during F19.

The changes we have made in the business and the shifts in culture we continue to drive, ensure we are well placed to capture opportunities and deliver sustained growth. Our financial performance expectations are unchanged and we expect to continue to invest in the business to deliver our mid-term guidance of consistent mid-single digit organic net sales growth and 175bps of organic operating margin expansion for the three years ending 30 June 2019."

Key financial information
For the year ended 30 June 2018

Summary financial information
		2018	2017	Organic growth %	Reported growth %
Volume	EUm	240.4	242.2	2	(1)
Net sales	£ million	12,163	12,050	5	1
Marketing	£ million	1,882	1,798	7	5
Operating profit before exceptional items	£ million	3,819	3,601	8	6
Exceptional operating items(i)	£ million	(128)	(42)
Operating profit	£ million	3,691	3,559		4
Share of associate and joint venture profit after tax	£ million	309	309		-
Exceptional non-operating gain(i)	£ million	-	20
Net finance charges	£ million	260	329
Exceptional taxation credit(i)	£ million	203	4
Tax rate including exceptional items	%	15.9	20.6		(23)
Tax rate before exceptional items	%	20.7	20.6		-
Discontinued operations (after tax)(i)	£ million	-	(55)
Profit attributable to parent company's shareholders	£ million	3,022	2,662		14
Basic earnings per share	pence	121.7	106.0		15
Earnings per share before exceptional items	pence	118.6	108.5		9
Recommended full year dividend	pence	65.3	62.2		5
(i)   For further details of exceptional items and discontinued operations items see Notes 3. Exceptional Items.

Outlook for exchange
Using exchange rates £1 = $1.33; £1 = €1.13, the exchange rate movement for the year ending 30 June 2019 is estimated to adversely impact net sales by approximately £70 million and operating profit by approximately £10 million.

Outlook for tax
The tax rate before exceptional items for the year ended 30 June 2018 was 20.7%. Our current expectation is that the tax rate before exceptional items for the year ending 30 June 2019 will be in the range of 21% to 22% which reflects changing business mix and the increased levels of uncertainty in the current tax environment for most multinationals. For further details on taxation see Additional Financial Information (d) Taxation.

Share buyback programme
On 26 July 2017 the Board approved a share buyback programme to return up to £1.5 billion to shareholders during F18. The programme was completed in February 2018 with 58.9 million shares being repurchased. On 26 July 2018 the Board approved a new share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019.

Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of the Casamigos brand which was completed on 15 August 2017 and to the prior year change to a franchise model for some popular segment brands in India.

For further details on the impact of acquisitions and disposals see Explanatory Notes.

Net sales (£ million)
Reported net sales up 0.9% with organic growth partially offset by unfavourable exchange Organic net sales growth of 5.0% driven by 2.5% volume growth and 2.5% positive price/mix

Net sales	£ million
2017	12,050
Exchange(i)	(454)
Acquisitions and disposals	(5)
Volume	288
Price/mix	284
2018	12,163
 (i)  Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.

Reported net sales grew 0.9%, driven by organic growth which was partially offset by unfavourable exchange.

Organic volume growth of 2.5% and 2.5% of positive price/mix drove 5% organic net sales growth with organic growth delivered across all regions.

Operating profit (£ million)
Reported operating profit grew 3.7% Organic operating profit grew 7.6%

Reported operating profit was up 3.7% with organic growth partially offset by exceptional operating items and adverse exchange. Organic operating profit grew ahead of net sales at 7.6%.

Operating profit	£ million
2017	3,559
Exceptional operating items	(86)
Exchange	(56)
Acquisitions and disposals	4
Organic movement	270
2018	3,691

Operating margin (%)
Reported operating margin increased 81bps Organic operating margin increased 78bps

Operating margin	ppt
2017	29.5
Exceptional operating items	(0.70)
Exchange	0.69
Acquisitions and disposals	0.04
Gross margin	(0.43)
Marketing	(0.27)
Other operating expenses	1.48
2018	30.3
Reported operating margin increased 81bps driven by organic operating margin improvement and the positive impact on operating margin from exchange, due to the stronger negative impact of exchange on net sales relative to operating profit, which more than offset the impact from exceptional operating items. Organic operating margin improved 78bps driven primarily by our productivity programme partially offset by higher marketing spend.

Basic earnings per share (pence)
Basic eps epBasic eps increased 14.8% from 106.0 pence to 121.7 pence Eps before exceptional items increased 9.3% from 108.5 pence to 118.6 pence

Basic earnings per share	pence
2017	106.0
Exceptional items after tax	3.3
Discontinued operations after tax	2.2
Exchange on operating profit	(2.3)
Acquisitions and disposals	0.2
Organic operating profit growth(i)	10.8
Net finance charges	3.0
Tax	(2.6)
Share buyback	1.2
Non-controlling interests	(0.1)
2018	121.7
(i)   Excluding exchange

Eps before exceptional items increased 10.1 pence driven by organic operating profit growth and lower finance charges partially offset by the negative impact from exchange and higher tax expense.

Basic eps increased by 14.8% being impacted by a benefit of exceptional items after tax and the lapping of discontinued losses in the year ended 30 June 2017. The net exceptional credit was due to the balance sheet re-measurement of our deferred tax liabilities in the US as a result of the headline rate reduction. This was partially offset by the tax charge as a result of the transfer pricing agreement reached with HMRC on the UK tax assessment and the impairment of certain of our assets in Africa Regional Markets.

Free cash flow (£ million)
Net cash from operating activities(i) was £3,084 million, a decrease of £48 million compared to the same period last year. Free cash flow was £2,523 million, a decrease of £140 million

Free cash flow	£ million
2017	2,663
Capex	(72)
Exchange(ii)	(56)
Operating profit(iii)	280
Working capital(iv)	(310)
Tax	(19)
Interest	62
Other(v)	(25)
2018	2,523

(i)    Net cash from operating activities excludes net capex, movements in loans and other investments ((£561) million in 2018 - (£469) million in 2017).
(ii)   Exchange on operating profit before exceptional items.
(iii)  Operating profit excluding exchange, depreciation and amortisation, post employment charges and non-cash items but including operating exceptional items.
(iv)  Working capital movement includes maturing inventory.
(v)   Other items include post employment payments, dividends received from associates and joint ventures, and loans and other investments.

Free cash flow continued to be strong at £2.5 billion. Operating profit growth was largely offset by increased investment in maturing stock and capex as well as lower operating working capital improvements year on year. Operating working capital improved but the benefits on free cash flow were lower than in the prior year.

Return on average invested capital (%)(i)
ROIC improved 48bps

Return on average invested capital	ppt
2017	13.8
Exchange	0.04
Acquisitions and disposals	(0.21)
Organic operating profit growth	1.24
Associates and joint ventures	(0.15)
Tax	(0.40)
Other	(0.04)
2018	14.3

(i)   ROIC calculation excludes exceptional items.

ROIC before exceptional items increased 48bps as organic operating profit growth was partially offset by the impact from acquisitions and disposals and higher underlying tax charges.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	0.8	(1)	(45)	3	20	(1)	(17)
Europe and Turkey	4	1.9	4	108	7	31	10	92
Africa	3	1.0	(4)	(65)	(5)	(8)	(12)	(27)
Latin America and Caribbean	5	1.1	2	25	1	1	23	58
Asia Pacific	(7)	(6.6)	3	84	13	45	17	81
Corporate	-	-	13	6	(56)	(5)	16	31
Diageo	(1)	(1.8)	1	113	5	84	6	218

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	1	0.6	4	142	6	35	2	43
Europe and Turkey	4	1.7	4	110	6	28	8	74
Africa	3	1.0	3	39	2	3	(5)	(9)
Latin America and Caribbean	5	1.1	7	66	4	8	19	49
Asia Pacific	2	1.4	9	210	15	50	19	89
Corporate	-	-	11	5	(50)	(4)	13	24
Diageo	2	5.8	5	572	7	120	8	270

(i) Before operating exceptional items.

Notes to the business and financial review

Unless otherwise stated:

●            commentary below refers to organic movements
●            volume is in millions of equivalent units (EUm)
●            net sales are sales after deducting excise duties
●            percentage movements are organic movements
●            share refers to value share

See Explanatory Notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
For the year ended 30 June 2018

North America

North America delivered net sales growth of 4% with US Spirits growing 3% and continued growth in both Diageo Beer Company USA (DBC USA) and Canada. In US Spirits, category share gains were achieved for all key brands except in vodka. Crown Royal grew 3% with Crown Royal Deluxe and Crown Royal Regal Apple growth accelerating, partially offset by Crown Royal Vanilla lapping its launch last year. Bulleit continued its double digit growth, up 10%. Scotch grew 4% with Johnnie Walker up 6%, driven by Johnnie Walker Black Label growing 5% and double digit growth in reserve variants. Baileys growth accelerated while Captain Morgan growth moderated as it cycled a strong performance last year. Vodka net sales, while declining 3%, showed some improvement versus last year driven by Ketel One vodka and Cîroc vodka. Smirnoff net sales were down 2%. Don Julio growth accelerated with net sales growing 37%. DBC USA net sales grew 5% with ready to drink growing 14% and beer declining 2%. Net sales in Canada were up 1%. Marketing in North America increased 6% and grew ahead of net sales as investment was up-weighted. Operating margin declined 58bps as the impact of increased marketing, hurricane remediation costs and logistics inflation more than offset the benefits from productivity initiatives.

Key financials £ million:
	2017	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2018	Reported movement %
Net sales	4,161	(228)	(8)	49	142	4,116	(1)
Marketing	642	(21)	(2)	8	35	662	3
Operating profit	1,899	(60)	(4)	4	43	1,882	(1)
(i)   Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	1	2	4	(1)	Crown Royal	2	3	(3)
					Smirnoff	(1)	(2)	(8)
US Spirits	1	2	3	(1)	Captain Morgan	-	(1)	(7)
DBC USA	5	5	5	(1)	Johnnie Walker	5	8	6
Canada	-	-	1	(1)	Ketel One vodka(iii)	3	(2)	(7)
					Cîroc vodka	(1)	(4)	(10)
Spirits	1	2	3	-	Baileys	9	11	6
Beer	(2)	(2)	(1)	(6)	Guinness	(1)	-	(5)
Ready to drink	11	11	12	6	Tanqueray	4	3	(3)
					Don Julio	36	37	30
					Bulleit	8	10	4
					Buchanan's	2	-	(5)
(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except Johnnie Walker 7%, Baileys 10% and Buchanan's 3% due to the reallocation of the Travel Retail operations.
(iii) Ketel One vodka includes Ketel One Botanicals.

●    Net sales in US Spirits were up 3%. Net sales were broadly in line with depletions. Crown Royal and Bulleit continued share gains in the Canadian whisky and US whiskey categories, respectively. The Generosity platform is working for Crown Royal, driving gains in equity and category share. Crown Royal net sales grew 3% with acceleration in Crown Royal Deluxe and Crown Royal Regal Apple growth partially offset by Crown Royal Vanilla cycling its launch last year. Johnnie Walker grew 6% with the successful 'Keep Walking America' platform being followed up by a new campaign 'Step Right up', scaled up 'liquid on lips' and continued focus on Johnnie Walker Blue Label in the gifting occasion. Buchanan's net sales were broadly flat with depletion performance improving in the second half and category share gains continuing. Vodka while declining, showed some improvement versus last year. Ketel One vodka benefitted from the execution of improved plans, as did the trademark from the launch of Ketel One Botanicals. Cîroc vodka saw some improvement in performance with the focus on core variants. Smirnoff net sales declined 2% with brand equity scores improving as it continued to remind consumers that it is a quality vodka at a great price. The 'Live like a Captain' campaign continues to resonate with consumers, driving category share and equity gains for Captain Morgan. Baileys growth accelerated versus last year as it reminded consumers of its indulgent treat positioning over the holidays. Don Julio net sales grew 37% with growth and category share gains accelerating versus last year.
●     DBC USA net sales increased 5% with ready to drink growing 14%. Ready to drink growth was driven by continued growth of Smirnoff Ice and Smirnoff Spiked Sparkling Seltzer, and the launch of Smirnoff Ice Smash. Beer declined 2% with Guinness declining 1%.
●     Net sales in Canada grew 1% driven by growth in Johnnie Walker, Baileys, Guinness and ready to drink. Johnnie Walker benefitted from a focus on Johnnie Walker Black Label highlighting its credentials to consumers through mentoring events, media and in-store activation. Guinness benefitted from the growth in the on-trade and the launch of Hop House 13 Lager.
●     Marketing grew 6% with the upweighting of marketing investment funded largely from productivity initiatives.

Europe and Turkey

The region delivered 4% net sales growth, reflecting another year of consistent performance in Europe where net sales were up 4% and a strong performance in Turkey growing net sales by 11%. Europe growth was largely driven by Great Britain, Ireland and Continental Europe, with continued share gains in spirits, up 50bps across Western Europe. Performance was led by strong growth in gin, where Tanqueray gained share in the fastest growing category and Gordon's benefitted from the launch of its Pink variant. Guinness was up 6% driven by a good performance for Guinness Draught supported by double digit growth in Hop House 13 Lager. Net sales of Captain Morgan grew 7%. Johnnie Walker grew 2% despite lapping a strong performance last year. Smirnoff declined 4% driven by Iberia and Great Britain, in line with the vodka category. In Turkey net sales were up 11% driven by volume growth of 5% and price increases across all categories. Operating margin improved 126bps as up-weighting in marketing investment was more than offset by ongoing productivity initiatives and lapping other one-off operating costs.

Key financials £ million:
	2017	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2018	Reported movement %
Net sales	2,824	(15)	16	(3)	110	2,932	4
Marketing	443	2	1	-	28	474	7
Operating profit before exceptional items	936	7	11	-	74	1,028	10
Exceptional operating items(ii)	(33)					-
Operating profit	903					1,028
(i)   Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)  For further details of exceptional operating items see Notes 3. Exceptional Items.

Markets:					Global giants and local stars(ii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe					Guinness	5	6	8
and Turkey	4	4	4	4	Johnnie Walker	2	-	8
					Smirnoff	(4)	(4)	(4)
Europe(i)	5	7	4	8	Baileys	8	6	7
Turkey	5	5	11	(7)	Yenì Raki	-	10	(9)
					Captain Morgan	5	6	10
Spirits	4	4	4	4	JeB	(5)	(10)	(7)
Beer	4	4	4	6	Tanqueray	18	18	22
Ready to drink	12	12	11	11
(i)   Following a change in management responsibilities the Europe market, from 1 July 2017, includes Russia and the Algeria, Iraq, Jordan, Lebanon and Morocco markets.
(ii)  Spirits brands excluding ready to drink.
(iii) Organic equals reported volume movement except Johnnie Walker 5% due to the reallocation of the Travel Retail operations.

●            In Europe, net sales were up 4%:
●     In Great Britain, net sales grew 8%. Tanqueray delivered strong double digit net sales growth and gained 30bps share in the fastest growing category across Western Europe and Gordon's benefitted from the successful launch of its Pink variant. Guinness net sales increased 8% and gained 30bps of share in the beer category, driven by a strong performance in Guinness Draught and Hop House 13 Lager. Scotch net sales were up 6% mainly driven by scotch malts and Johnnie Walker supported by incremental media activation, "liquid on lips" and additional off trade visibility. Smirnoff declined 2% in line with the vodka category. Reserve brands continued to deliver double digit growth, with strong performance led by our scotch portfolio.
●     Net sales in Ireland were up by 3%. Guinness grew 2% driven by the continued success of Hop House 13 Lager and the launch of the 'Behind every town' campaign across the country. In spirits, net sales were up 14% largely driven by strong performance in Gordon's and Tanqueray.

●     In Continental Europe, net sales were up 1%:
●      Iberia net sales declined 6% due to JeB driven by category decline and an increased competitive pricing environment.
●      In Central Europe, net sales declined 1%. Double digit growth in Tanqueray and good performance from Johnnie Walker in Poland were offset by a soft performance in Baileys as it lapped a strong performance in the prior year, a weaker performance of Captain Morgan and Smirnoff.
●          In Northern Europe net sales were flat as net sales growth in the Nordics was offset by a decline in Benelux as the spirits category slowly began to recover following a prior year excise increase.
●          In the Mediterranean Hub, net sales were up 4% largely driven by Italy with broad growth across the spirits categories.
●      Europe Partner Markets grew net sales 8% driven by strong activations, innovation and performance improvement in Johnnie Walker and Guinness.
●          Russia net sales grew 14% with 5pps of positive price/mix driven by price increases in the previous year. Growth was largely driven by scotch led by Johnnie Walker and strong growth in Captain Morgan.
●          In France, net sales were up 1%. Continued strong performance in Captain Morgan and Zacapa was partially offset by weakness in JeB.
●      In Turkey, net sales grew 11% with volume growth of 5% and excise led price increases as well as good raki and vodka performance.
●     Marketing investment increased 6% focused on key growth opportunities for the region in Guinness, Johnnie Walker, reserve brands and gin. Productivity initiatives continued to improve the efficiency and effectiveness of the investment.

Africa

Africa net sales grew 3% with growth in Nigeria and with East Africa recovering from the first half impact of the uncertainty following the presidential election in Kenya. This was partially offset by weakness in Africa Regional Markets due to challenging conditions in Cameroon and Ethiopia, and a competitive environment in South Africa. Across Africa, beer net sales were up 5%, with strong growth of Dubic in Nigeria and the successful launch of Serengeti Lite in Tanzania. Guinness and Malta Guinness grew 7% and 4% respectively, while Senator Keg declined in Kenya. Mainstream spirits saw continued double digit growth in East Africa and Nigeria partially offset by soft performance of Smirnoff 1818 and primary scotch whiskies in South Africa. Scotch net sales declined 6%. Operating margin declined by 96bps driven by input cost inflation, adverse mix and one-off charges, partially offset by productivity savings in supply, lower indirect spend as well as organisational effectiveness benefits.

Key financials £ million:
	2017	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2018	Reported movement %
Net sales	1,556	(105)	1	-	39	1,491	(4)
Marketing	166	(11)	-	-	3	158	(5)
Operating profit before exceptional items	218	(20)	2	-	(9)	191	(12)
Exceptional operating items(ii)	-					(128)
Operating profit	218					63	(71)
(i)   Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions and the results of North African countries which were formerly reported in the Africa geographical regions now being included in Europe and Turkey.

(ii)  For further details of exceptional operating items see Notes 3. Exceptional Items.

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa	3	3	3	(4)	Guinness	2	7	-
					Johnnie Walker	(5)	(4)	(5)
East Africa	7	7	4	(2)	Smirnoff	-	(10)	(12)
Africa Regional Markets	(5)	(5)	(2)	(7)
Nigeria	10	10	13	(4)	Other beer:
South Africa	(1)	(1)	(3)	(4)
					Malta Guinness	(4)	4	(10)
Spirits	10	10	2	(1)	Tusker	1	-	(6)
Beer	-	-	5	(4)	Senator	(12)	(12)	(17)
Ready to drink	(2)	(2)	(1)	(7)	Satzenbrau	(28)	(22)	(34)
(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except Johnnie Walker (4)% due to the reallocation of the Travel Retail operations.

●     In East Africa, net sales grew 4% with a stronger second half performance, with conditions normalising after the political uncertainty in the first half.  Beer net sales grew 4% as a decline in Senator Keg in Kenya was more than offset by the successful launch of Serengeti Lite in Tanzania and Guinness net sales growing 8%. Mainstream spirits continued to deliver strong performance driven by improved distribution, consumer promotions and new launches.

●    In Africa Regional Markets, net sales declined 2% with growth in Ghana more than offset by weakness in Cameroon, due to third party distributor challenges in the first half and social unrest, and in Ethiopia due to political instability, high inflation driven by currency devaluation and competitive pressures. This resulted in a double digit decline in scotch. Beer net sales were flat with double digit growth in Malta Guinness offset by a decline in Guinness in Cameroon. In Ghana net sales increased 7% with net sales growth in Malta Guinness and Guinness offsetting decline in ready to drink where Orijin faced increased competitive pressure.

●      Net sales in South Africa declined 3% largely driven by decline in mainstream spirits, Smirnoff 1818 and primary scotch whiskies, which were impacted by price increases and an increased competitive environment.

●     In Nigeria, net sales grew 13%. Beer grew 15% with continued strong growth from Dubic post-launch in the prior year and Guinness, up 24%, as it benefitted from the on premise activation against football, leveraging the English Premier League and the football World Cup. In spirits, net sales were up 28% as a result of strong double digit growth in mainstream spirits driven by innovation launches and new formats.

●     Marketing investment increased 2%. In Nigeria, marketing was focused on key campaigns including Malta Guinness "Fuel Your Greatness" and Satz "Smart Choice". In East Africa, the focus of marketing investment was on the Guinness campaign "Meet The Legend", the Tusker "Here is to Us" campaign and the launch of Serengeti Lite.

Latin America and Caribbean

In Latin America and Caribbean net sales grew 7% with strong performances in Mexico, PUB, and PEBAC partially offset by weakness in the export channels and declines in the domestic markets of Caribbean and Central America. Growth in the region was broad based across categories. In scotch, net sales were up 3% with continued strong performance of Black & White in Brazil, Mexico and Colombia and Johnnie Walker was up 3% across the region. This was partially offset by a decline in Old Parr in Colombia and the export channels and in Buchanan's in Mexico. Don Julio delivered double digit growth. Gin also performed strongly with Tanqueray more than doubling its net sales with strong growth across the region driven by Brazil and Mexico. Smirnoff grew double digit driven by Argentina, Mexico and Brazil. Operating margin in the region increased 299bps as organisational effectiveness benefits, productivity savings and the lapping of one-off tax charges more than offset adverse mix.

Key financials £ million:
	2017	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2018	Reported movement %
Net sales	1,044	(43)	2	-	66	1,069	2
Marketing	195	(8)	1	-	8	196	1
Operating profit	250	10	(1)	-	49	308	23
(i)   Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and					Johnnie Walker	3	3	(3)
Caribbean	5	5	7	2	Buchanan's	(5)	(4)	(8)
					Smirnoff	15	16	5
PUB	6	6	11	3	Old Parr	(4)	(11)	(12)
Mexico	8	8	12	9	Baileys	(3)	(4)	(9)
CCA	(1)	(1)	(4)	(3)	Ypióca	2	2	(6)
Andean	(5)	(6)	(2)	(14)	Black & White	38	56	47
PEBAC	24	24	15	12

Spirits	6	5	7	1
Beer	3	3	4	5
Ready to drink	(15)	(15)	(4)	(12)
(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except for Johnnie Walker 2%, Baileys (5)% and Old Parr (5)% due to the reallocation of the Travel Retail operations.

●    In PUB (Paraguay, Uruguay and Brazil) net sales increased 11%. In Brazil growth was broad based across spirits categories. Scotch net sales were up 11% driven by Black & White. In gin, Tanqueray net sales more than doubled through increased activation and distribution. Smirnoff net sales increased 4% through new formats to increase accessibility and the amplification of the cocktail culture through sponsorship of "The Best Caipiroska in Brazil" event. In Paraguay net sales increased double digit driven by scotch, Tanqueray and Cîroc underpinned by domestic market growth.
●     In Mexico net sales increased 12%. Growth was broad based but led by Don Julio which gained 1.8pps of share of the tequila category with increasing premiumisation from new innovations, Barricas and Reposado Claro. Scotch was flat with growth in Black & White offset by declines in Buchanan's whose performance was impacted by price increases. Smirnoff returned to growth, with improved performance on Smirnoff 21 and the launch of Smirnoff X1.
●    In CCA (Caribbean and Central America) net sales declined 4%. Hurricanes Irma and Maria impacted performance in the domestic markets where net sales declined 3%. Export channels net sales declined 5% as market conditions remained challenging with continuing currency weakness against the US dollar.
●     In Andean (Colombia and Venezuela) net sales declined 2% primarily driven by Colombia as last year's tax regulations resulted in higher retail selling prices for premium imported whisky, impacting the performance of Old Parr. As consumers traded down, Black & White was the biggest beneficiary supported by up-weighted media campaigns. In Venezuela volume declined 18% driven by locally produced brands as economic conditions continued to deteriorate.
●     PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered net sales growth of 15% driven by Argentina and Chile as well as Ecuador where economic conditions improved. Growth was driven by scotch which gained share, and by increased distribution of Smirnoff.
●      Marketing investment increased by 4%, driven by up weighted investment across the scotch portfolio focused on Johnnie Walker and Black & White.

Asia Pacific

In Asia Pacific net sales grew by 9% with strong growth in Greater China, India, and Travel Retail Asia and Middle East. This was partially offset by the continued contraction of the scotch category in Korea. Growth was broad based across the majority of spirits categories. Chinese white spirits continued to grow strong double digit. Net sales in India grew by 9% with strong second half growth as the impact of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways was lapped. In scotch, net sales were up 4% as strong performance of Johnnie Walker in Travel Retail Asia and Middle East, South East Asia, and China Mainland was partially offset by the decline of Windsor in Korea. Net sales of reserve brands were up 29% driven by Chinese white spirits and Johnnie Walker Super Deluxe in Travel Retail Asia and Middle East and premium scotch in South East Asia. Operating margin in the region improved by 181bps as savings from both indirect spend and organisational effectiveness programmes more than offset the up-weighted marketing investment.

Key financials £ million:
	2017	FX	Reclassifi- cation(i)	Acquisitions and disposals	Organic movement	2018	Reported movement %
Net sales	2,419	(64)	(11)	(51)	210	2,503	3
Marketing	343	(5)	-	-	50	388	13
Operating profit before exceptional items	487	1	(8)	(1)	89	568	17
Exceptional operating items(ii)	(9)					-
Operating profit	478					568	19
(i)   Reclassification comprises changes to a reallocation of the results of the Travel Retail operations to the geographical regions.
(ii)  For further details of exceptional operating items see Notes 3. Exceptional Items.

Markets:					Global giants and local stars(ii):
	Organic volume movement(i)	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	2	(7)	9	3	Johnnie Walker	7	12	11
					McDowell's	-	8	(3)
India	1	(9)	9	(1)	Windsor	(12)	(19)	(20)
Greater China	15	15	27	25	Smirnoff	6	2	1
Australia	(2)	(2)	-	(4)	Guinness	5	4	-
South East Asia	10	8	5	2	Bundaberg	(3)	(4)	(7)
North Asia	1	1	(6)	(9)	Shui Jing Fang(iv)	50	63	61
Travel Retail Asia and Middle East	11	5	22	20

Spirits	2	(7)	10	5
Beer	4	4	3	(1)
Ready to drink	(5)	(5)	(4)	(6)
(i)   Difference between organic and reported volume for Asia Pacific is driven by the move to a franchise model for some popular segment brands in India.
(ii)  Spirits brands excluding ready to drink.
(iii)  Organic equals reported volume movement except for Johnnie Walker 5% and McDowell's (9)% due to the reallocation of the Travel Retail operations, the change from an owned to a franchise model for some popular segment brands in India and the disposal of a subsidiary in Nepal.
(iv) Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.tl Chinese white spirits of which Shui Jing Fang is the predominant brand.

●       In India net sales increased 9% reflecting a strong acceleration in the second half as the business lapped the implementation of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways. Prestige and above net sales grew 12% driven by McDowell's No. 1 supported by the launch of its "Never Drink and Drive" campaign, Royal Challenge which leveraged a partnership with T20 cricket through Royal Challengers Bangalore and celebrity endorsement of Signature. Scotch net sales were up 11% supported by up-weighted marketing investment. Rum net sales were up 3% driven by the national launch of Captain Morgan. The popular brand segment recovered in the second half following a focus on key states and brands, resulting in full year net sales growth of 4%.
●        In Greater China net sales increased 27% driven by Chinese white spirits which grew strong double digit through improved execution, expanded distribution and increased marketing investment. Scotch net sales declined 5% as strong double digit growth in mainland China in Johnnie Walker and The Singleton was more than offset by declines in Taiwan where scotch net sales declined by 15% as a result of commercial challenges and category contraction.
●         Net sales in Australia were flat. Growth in Guinness and Tanqueray, with the latter gaining 1.1pps of share, was offset by declines in Smirnoff and Bundaberg in the ready to drink category.
●        In South East Asia net sales increased 5% driven by double digit growth in Key Accounts where Johnnie Walker was supported by continued focus on route to consumer and seasonal gifting. Scotch net sales grew 11% with growth in all markets except Vietnam and Thailand.
●        In North Asia net sales declined 6% as scotch led growth in Japan driven by Johnnie Walker was more than offset by continued weakness in Korea. In Korea net sales declined 11% driven by Windsor as the scotch category continued to contract as consumers switched to lower alcohol content alternatives. This was partially offset by growth in the W range by Windsor, in the lower ABV segment, and Guinness, which both delivered double digit net sales gains.
●        Travel Retail Asia and Middle East net sales grew 22% with growth driven by scotch, particularly Johnnie Walker, as the Middle East lapped weak performance in the prior year along with expanded distribution and improved commercial activations.
●         Marketing investment increased 15% driven by investment in China and India.

CATEGORY AND BRAND REVIEW

Year ended 30 June 2018

Key categories:
	Organic volume movement(iv) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	3	5	2
Scotch	3	2	1
Vodka(ii)(iii)	1	(1)	(6)
US whiskey	2	7	1
Canadian whisky	-	2	(4)
Rum(ii)	(3)	1	(4)
Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)
Liqueurs	6	6	4
Gin(ii)	17	16	14
Tequila	35	40	56
Beer	1	4	(1)
Ready to drink	2	4	-
(i)   Spirits brands excluding ready to drink.
(ii)  Vodka, rum, gin including IMFL brands.
(iii)  Vodka includes Ketel One Botanicals.
(iv)  Organic equals reported volume movement except for spirits (1)%, rum (10)%, IMFL whisky (3)%, vodka flat, tequila 58% and gin 12%.
IMFL whisky was impacted by the move from an owned to a franchise model for some popular segment brands in certain states in India and the disposal of a subsidiary in Nepal, Tequila reported volume benefits from the Casamigos acquisition and other categories were impacted by the reallocation of the Travel Retail operations.

●    Scotch represents 25% of Diageo's net sales and was up 2% with growth in North America, Asia Pacific and Latin America and Caribbean partially offset by decline in Africa and Europe. Scotch growth was driven by Johnnie Walker, which delivered a strong performance with net sales up 5%, and primary scotch brands net sales increased 7% largely driven by Black & White in Latin America and Caribbean and Asia Pacific. Africa was impacted by South Africa's decline in primary scotch and the soft economic environment in Cameroon. In Europe performance was impacted by weakness in JeB. Elsewhere Windsor net sales were down double digit as it continued to suffer from the category decline in Korea and Old Parr performance was impacted by tax changes in Colombia. Net sales in scotch malts were up 1% with growth primarily in Great Britain and China Mainland partially offset by weakness of The Singleton in Taiwan.

●    Vodka represents 11% of Diageo's net sales and declined 1%, an improvement against the 4% decline last year. The net sales decline was driven predominantly by Smirnoff in US Spirits and Europe as well as Smirnoff 1818 in South Africa which continued to be impacted by the competitive pressure in the mainstream segment. This more than offset the good performance of Smirnoff in Latin America and Caribbean. Cîroc vodka and Ketel One vodka also declined with growth in Europe and Latin America and Caribbean more than offset by declines in US Spirits despite improved performance on both brands compared to last year.

●     US whiskey represents 2% of Diageo's net sales and grew 7% largely driven by Bulleit continuing to win share in the US whiskey category.

●     Canadian whisky represents 7% of Diageo's net sales and grew 2%. Net sales in Crown Royal grew 3% and continued to gain share in the Canadian whisky category of the US market.

●     Rum represents 7% of Diageo's net sales and grew 1% with broad based growth across all regions except North America where we continue to gain share despite category headwinds. Rum overall performance was largely driven by Captain Morgan, up 2%, as well as Zacapa that grew 8%. Captain Morgan and Zacapa performance more than offset declines in Parrot Bay, Bundaberg and Cacique.

●      IMFL whisky represents 5% of Diageo's net sales and grew 8% driven by strong performance of McDowell's No.1 and Royal Challenge.

●     Liqueurs represents 5% of Diageo's net sales and grew 6% driven by double digit growth of Baileys in US Spirits as the brand benefited from a new media campaign and 'liquid on lips' sampling activations and good performance in Europe due to Baileys Original, up 2%, strong recruitment via Baileys Almande and launch of time limited flavour Baileys Strawberries and Cream.

●      Gin represents 4% of Diageo's net sales and grew 16% with broad based growth across all regions. Tanqueray and Gordon's in Europe were the largest contributors to growth as both brands grew double digit.

●      Tequila represents 3% of Diageo's net sales and grew 40%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Mexico.

●     Beer represents 16% of Diageo's net sales and grew 4%. Growth was largely driven by Guinness, Dubic and Serengeti Lite. Guinness net sales were up 5% with strong performance in Europe driven by Hop House 13 Lager and Guinness Draught. Nigeria also had a strong performance with Guinness growing 24%. In East Africa, performance of Senator was impacted by excise driven price increase and political instability.

●      Ready to drink represents 6% of Diageo's net sales and grew 4% driven by good performance in North America and Europe.

Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	3	5	5
Smirnoff	-	(2)	(5)
Baileys	6	6	5
Captain Morgan	6	2	(1)
Tanqueray	14	15	12
Guinness	3	5	2
Local stars
Crown Royal	1	3	(3)
Yenì Raki	-	10	(9)
Buchanan's	(3)	(2)	(6)
JeB	(5)	(9)	(7)
Windsor	(13)	(19)	(20)
Old Parr	(3)	(9)	(10)
Bundaberg	(3)	(4)	(7)
Black & White	26	33	28
Ypióca	2	2	(7)
McDowell's(ii)	-	8	(3)
Shui Jing Fang(iii)	50	63	61
Reserve
Scotch malts(ii)	1	1	4
Cîroc vodka	1	(2)	(6)
Ketel One vodka	3	(1)	(7)
Don Julio	34	39	32
Bulleit	9	11	5
(i)   Spirits brands excluding ready to drink.
(ii)  Organic equals reported volume movement except for McDowell's (9)% and Scotch malts 2% which were impacted by the move from an owned to a franchise model in India.
(iii)  Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

●     Global giants represent 41% of Diageo's net sales and grew 4%. Growth was broad based across all brands with the exception of Smirnoff whose net sales declined 2%.

●     Local stars represent 20% of Diageo's net sales and grew 6%, largely driven by strong growth of Chinese white spirits, IMFL whisky, Crown Royal in US Spirits and Black & White in Latin America and Caribbean. This was partially offset by declines of Windsor in Korea, JeB in Iberia and Old Parr in Colombia.

●     Reserve brands represent 18% of Diageo's net sales and grew 14% largely driven by strong double digit growth in Chinese white spirits and Don Julio. Net sales of Johnnie Walker reserve variants were up 8%. Double-digit growth in Tanqueray No. TEN and Bulleit more than offset declines in Ketel One vodka and Cîroc vodka.

ADDITIONAL FINANCIAL INFORMATION
Year ended 30 June 2018

SUMMARY INCOME STATEMENT

	2017	Exchange (a)	Acquisitions and disposals (b)	Organic movement(ii)	2018
	£ million	£ million	£ million	£ million	£ million
Sales	18,114	(724)	(147)	1,189	18,432
Excise duties	(6,064)	270	142	(617)	(6,269)
Net sales	12,050	(454)	(5)	572	12,163
Cost of sales	(4,680)	286	29	(269)	(4,634)
Gross profit	7,370	(168)	24	303	7,529
Marketing	(1,798)	44	(8)	(120)	(1,882)
Other operating expenses(i)	(1,971)	68	(12)	87	(1,828)
Operating profit before exceptional items	3,601	(56)	4	270	3,819
Exceptional operating items (c)	(42)				(128)
Operating profit	3,559				3,691
Non-operating items (c)	20				-
Net finance charges	(329)				(260)
Share of after tax results of associates and joint ventures	309				309
Profit before taxation	3,559				3,740
Taxation (d)	(732)				(596)
Profit from continuing operations	2,827				3,144
Discontinued operations (c)	(55)				-
Profit for the year	2,772				3,144
(i)   Before exceptional operating items, see Notes 3. Exceptional Items.
(ii)  For the definition of organic movement see Explanatory Notes.

(a) Exchange
The impact of movements in exchange rates on reported figures is principally in respect of strengthening of sterling against the US dollar, the Turkish lira and the Kenyan shilling, partially offset by weakening of sterling against the euro.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2018 is set out in the table below.

		Gains/(losses)
		£ million
Translation impact		(117)
Transaction impact		61
Operating profit before exceptional items		(56)
Net finance charges - translation impact		1
Impact of IAS 21 and IFRS 9 on net other finance charges		(8)
Net finance charges		(7)
Associates - translation impact		8
Profit before exceptional items and taxation		(55)

	Year ended 30 June 2018	Year ended 30 June 2017
Exchange rates		1
Translation £1 =	$1.35	$1.27
Transaction £1 =	$1.36	$1.45
Translation £1 =	€1.13	€1.16
Transaction £1 =	€1.16	€1.22

(b) Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of the Casamigos brand which was completed on 15 August 2017 and to the prior year move to a franchise model for some popular segment brands in India.

(c) Exceptional items
Exceptional operating charges in the year ended 30 June 2018 were £128 million before tax, an increase of £86 million against last year.

In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts included in inventories and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating exceptional expenses. The £115 million net exceptional charge includes the reversal of deferred tax liabilities of £13 million. Forecast cash flow assumptions were reduced principally due to the devaluation of the Ethiopian birr increasing costs of imported raw materials and products, an increased competitive environment and political unrest in Ethiopia.

Operating items of £42 million in the year ended 30 June 2017 comprised:
●            a loss of £33 million in respect of a Turkish Competition Authority investigation into certain of Mey İçki's trading practices in Turkey.
●            a loss of £32 million in respect of a customer claim in India.
●            a gain of £23 million in respect of a settlement with Dr Vijay Mallya.

There were no non-operating items in the year ended 30 June 2018.

Non-operating items in the year ended 30 June 2017 comprised a net gain of £20 million in respect of the sale of Diageo's wines interests in the United States and its UK based Percy Fox business.

See Explanatory Notes for the definition of exceptional items.

Discontinued operations in the year ended 30 June 2017 comprised £55 million (net of deferred tax of £9 million) of additional amounts payable to the UK Thalidomide Trust.

(d) Taxation
The reported tax rate for the year ended 30 June 2018 was 15.9% compared with 20.6% for the year ended 30 June 2017. The tax rate before exceptional items for the year ended 30 June 2018 was 20.7% compared with 20.6% in the prior year.
Included in the tax charge of £596 million is a net exceptional tax credit of £203 million comprising the favourable impact of applying the Tax Cuts and Jobs Act, enacted on 22 December 2017, in the United States of £354 million, which was partially offset by the additional exceptional tax charge in respect of the transfer pricing agreement in the United Kingdom of £143 million and other net exceptional charges of £8 million.
In its interim announcement for the six months ended 31 December 2017, Diageo reported that discussions were being held with HMRC to seek clarity on Diageo's transfer pricing and related issues, and that a preliminary assessment for diverted profits tax notice had been issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million has been recognised in current tax which is based on the approach agreed with HMRC.
As for most multinationals the current tax environment is creating increased levels of uncertainty. The current expectation is that the tax rate before exceptional items for the year ending 30 June 2019 will be approximately 21% to 22%.

(e) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend increase is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2017 dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2018 is 40.4 pence, an increase of 5% consistent with the interim dividend increase. This brings the full year dividend to 65.3 pence per share and dividend cover to 1.8 times. It is expected that a mid-single digit increase in the dividend will be maintained until the cover is comfortably back in the policy range.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 10 August 2018. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 9 August 2018. The final dividend will be paid to shareholders on 4 October 2018. Payment to US ADR holders will be made on 10 October 2018. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 13 September 2018.

(f) Share buybacks
In the year ended 30 June 2018 the group completed a share buyback programme and repurchased and cancelled 58.9 million ordinary shares (representing 2.1% of the issued ordinary share capital) at an average price of £25.43 per share, and an aggregate cost of £1,507 million (including £9 million of transaction costs).
On 26 July 2018 the Board approved a new share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2018	2017
	£ million	£ million
Net borrowings at the beginning of the year	(7,892)	(8,635)
Free cash flow (a)	2,523	2,663
Acquisition and sale of businesses (b)	(590)	(83)
Share buyback programme	(1,507)	-
Proceeds from issue of share capital	1	1
Net sale/(purchase) of own shares for share schemes (c)	8	(41)
Dividends paid to non-controlling interests	(80)	(83)
Rights issue proceeds from non-controlling interests of subsidiary company	26	-
Net movements in bonds (d)	1,041	(1,234)
Net movements in other borrowings	(26)	414
Equity dividends paid	(1,581)	(1,515)
Net (decrease)/increase in cash and cash equivalents	(185)	122
Net (increase)/decrease in bonds and other borrowings	(1,015)	820
Exchange differences (e)	80	(205)
Other non-cash items	(79)	6
Net borrowings at the end of the year	(9,091)	(7,892)

(a) See free cash flow for the analysis of free cash flow.

(b) In the year ended 30 June 2018 acquisitions and sale of businesses included $706 million (£549 million) in respect of the acquisition of Casamigos. In addition, the group is expected to pay contingent consideration of $300 million (£233 million) in tranches over the next ten years subject to Casamigos achieving certain performance targets.
In the year ended 30 June 2017 acquisitions and sale of businesses included part of the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £68 million (2017 - £102 million) less receipts from employees on the exercise of share options of £76 million (2017 - £61 million).

(d) In the year ended 30 June 2018, the group issued bonds of €1,275 million (£1,136 million) and $2,000 million (£1,476 million) and repaid bonds of $2,100 million (£1,571 million). In the comparable period the group repaid bonds of $1,600 million (£1,234 million).

(e) Decrease in net borrowings of £80 million is primarily driven by the favourable exchange differences on US dollar denominated borrowings and foreign exchange swaps and forwards.

Movement in equity

	2018	2017
	£ million	£ million
Equity at the beginning of the year	12,028	10,180
Profit for the year	3,144	2,772
Exchange adjustments (a)	(609)	36
Remeasurement of post employment plans net of taxation	368	522
Rights issue proceeds from non-controlling interests of subsidiary company (b)	26	-
Dividends to non-controlling interests	(101)	(83)
Equity dividends paid	(1,581)	(1,515)
Share buyback programme	(1,507)	-
Other reserve movements	(55)	116
Equity at the end of the year	11,713	12,028

(a) Movement in the year ended 30 June 2018 primarily arose from exchange losses in respect of the Indian rupee and the Turkish lira partially offset by gains on the US dollar.

(b) In the year ended 30 June 2018 a rights issue was completed by Guinness Nigeria (GN) where Diageo's controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans
The net position of the group's post employment benefit plans improved by £554 million from a deficit of £491 million at 30 June 2017 to a surplus of £63 million at 30 June 2018. The change primarily arose due to an increase in the market value of the assets held by the post employment schemes, the contributions paid into the post employment plans being in excess of the income statement charge and an increase in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans.
The operating profit charge decreased by £25 million from £109 million for the year ended 30 June 2017 to £84 million for the year ended 30 June 2018 primarily due to changes in pension obligations to members of the UK and Ireland pension plans.
Total cash contributions by the group to all post employment plans in the year ending 30 June 2019 are estimated to be approximately £200 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2018	Year ended 30 June 2017
	Notes	£ million	£ million

Sales	2	18,432	18,114
Excise duties		(6,269)	(6,064)
Net sales	2	12,163	12,050
Cost of sales		(4,634)	(4,680)
Gross profit		7,529	7,370
Marketing		(1,882)	(1,798)
Other operating expenses		(1,956)	(2,013)
Operating profit	2	3,691	3,559
Non-operating items		-	20
Finance income	4	243	235
Finance charges	4	(503)	(564)
Share of after tax results of associates and joint ventures		309	309
Profit before taxation		3,740	3,559
Taxation	5	(596)	(732)
Profit from continuing operations		3,144	2,827
Discontinued operations		-	(55)
Profit for the year		3,144	2,772

Attributable to:
Equity shareholders of the parent company - continuing operations		3,022	2,717
Equity shareholders of the parent company - discontinued operations		-	(55)
Non-controlling interests		122	110
		3,144	2,772

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,484	2,512
Dilutive potential ordinary shares		11	11
		2,495	2,523

		pence	pence
Basic earnings per share
Continuing operations		121.7	108.2
Discontinued operations		-	(2.2)
		121.7	106.0

Diluted earnings per share
Continuing operations		121.1	107.7
Discontinued operations		-	(2.2)
		121.1	105.5

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2018	Year ended 30 June 2017
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	456	649
- associates and joint ventures	2	(8)
- non-controlling interests	1	3
Tax on post employment plans	(91)	(122)
	368	522
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	(631)	105
- associates and joint ventures	3	120
- non-controlling interests	(72)	35
Net investment hedges	91	(224)
Tax on exchange differences - group	7	(2)
Tax on exchange differences - non-controlling interests	2	-
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	(64)	(8)
- transaction exposure hedging of the group	22	(26)
- hedges by associates and joint ventures	(15)	5
- recycled to income statement - hedge of foreign currency debt of the group	6	(42)
- recycled to income statement - transaction exposure hedging of the group	(7)	142
- recycled to income statement - commodity price risk of the group	-	1
Tax on effective portion of changes in fair value of cash flow hedges	14	(3)
Hyperinflation adjustment	11	47
Tax on hyperinflation adjustment	(11)	(21)
	(644)	129
Other comprehensive (loss)/profit, net of tax, for the year	(276)	651
Profit for the year	3,144	2,772
Total comprehensive income for the year	2,868	3,423

Attributable to:
Equity shareholders of the parent company - continuing operations	2,815	3,330
Equity shareholders of the parent company - discontinued operations	-	(55)
Non-controlling interests	53	148
Total comprehensive income for the year	2,868	3,423

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2018		30 June 2017
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,572		12,566
Property, plant and equipment		4,089		4,014
Biological assets		23		21
Investments in associates and joint ventures		3,009		2,824
Other investments		46		31
Other receivables		46		58
Other financial assets	9	182		267
Deferred tax assets		122		134
Post employment benefit assets		935		281
			21,024		20,196
Current assets
Inventories	6	5,015		4,788
Trade and other receivables		2,678		2,592
Assets held for sale		24			-
Corporate tax receivable		65		-
Other financial assets	9	35		81
Cash and cash equivalents	7	874		1,191
			8,691		8,652
Total assets			29,715		28,848
Current liabilities
Borrowings and bank overdrafts	7	(1,828)		(2,459)
Other financial liabilities	9	(230)		(215)
Trade and other payables		(3,950)		(3,563)
Corporate tax payable		(243)		(294)
Provisions		(109)		(129)
			(6,360)		(6,660)
Non-current liabilities
Borrowings	7	(8,074)		(6,583)
Other financial liabilities	9	(212)		(383)
Other payables		(209)		(24)
Provisions		(288)		(286)
Deferred tax liabilities		(1,987)		(2,112)
Post employment benefit liabilities		(872)		(772)
			(11,642)		(10,160)
Total liabilities			(18,002)		(16,820)
Net assets			11,713		12,028

Equity
Share capital		780		797
Share premium		1,349		1,348
Other reserves		2,133		2,693
Retained earnings		5,686		5,475
Equity attributable to equity shareholders of the parent company			9,948		10,313
Non-controlling interests			1,765		1,715
Total equity			11,713		12,028

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity attributable to parent company shareholders
				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2016	797	1,347	2,625	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the year	-	-	-	-	2,662	2,662	2,662	110	2,772
Other comprehensive income	-	-	68	-	545	545	613	38	651
Employee share schemes	-	-	-	13	(23)	(10)	(10)	-	(10)
Share-based incentive plans	-	-	-	-	34	34	34	-	34
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	12	12	12	-	12
Shares issued	-	1	-	-	-	-	1	-	1
Purchase of non-controlling interests by associates	-	-	-	-	(5)	(5)	(5)	-	(5)
Change in fair value of put options	-	-	-	-	(12)	(12)	(12)	-	(12)
Dividends paid	-	-	-	-	(1,515)	(1,515)	(1,515)	(83)	(1,598)
At 30 June 2017	797	1,348	2,693	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15 (note 1)	-	-	-	-	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	-	-	(3)	-	3	3	-	-	-
Profit for the year	-	-	-	-	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	-	-	(574)	-	367	367	(207)	(69)	(276)
Employee share schemes	-	-	-	32	(7)	25	25	-	25
Share-based incentive plans	-	-	-	-	39	39	39	-	39
Share-based incentive plans in respect of associates	-	-	-	-	4	4	4	-	4
Tax on share-based incentive plans	-	-	-	-	(2)	(2)	(2)	-	(2)
Shares issued	-	1	-	-	-	-	1	-	1
Disposal of non-controlling interests	-	-	-	-	-	-	-	(1)	(1)
Purchase of non-controlling interests	-	-	-	-	(72)	(72)	(72)	70	(2)
Purchase of rights issue of non-controlling interests	-	-	-	-	(5)	(5)	(5)	31	26
Change in fair value of put option	-	-	-	-	7	7	7	-	7
Share buyback programme	(17)	-	17	-	(1,507)	(1,507)	(1,507)	-	(1,507)
Dividends declared	-	-	-	-	(1,581)	(1,581)	(1,581)	(101)	(1,682)
At 30 June 2018	780	1,349	2,133	(2,144)	7,830	5,686	9,948	1,765	11,713

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 30 June 2018		Year ended 30 June 2017
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	3,144		2,772
Discontinued operations	-		55
Taxation	596		732
Share of after tax results of associates and joint ventures	(309)		(309)
Net finance charges	260		329
Non-operating items	-		(20)
Operating profit		3,691		3,559
Increase in inventories	(271)		(159)
(Increase)/decrease in trade and other receivables	(202)		89
Increase in trade and other payables and provisions	314		221
Net (increase)/decrease in working capital		(159)		151
Depreciation, amortisation and impairment	493		361
Dividends received	159		223
Post employment payments less amounts included in operating profit	(108)		(111)
Other items	10		(6)
		554		467
Cash generated from operations		4,086		4,177
Interest received	167		180
Interest paid	(418)		(493)
Taxation paid	(751)		(732)
		(1,002)		(1,045)
Net cash from operating activities		3,084		3,132
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	40		46
Purchase of property, plant and equipment and computer software	(584)		(518)
Movements in loans and other investments	(17)		3
Sale of businesses	4		(52)
Acquisition of businesses	(594)		(31)
Net cash outflow from investing activities		(1,151)		(552)
Cash flows from financing activities
Share buyback programme	(1,507)		-
Proceeds from issue of share capital	1		1
Net sale/(purchase) of own shares for share schemes	8		(41)
Dividends paid to non-controlling interests	(80)		(83)
Rights issue proceeds from non-controlling interests	26		-
Proceeds from bonds	2,612		-
Repayment of bonds	(1,571)		(1,234)
Net movements on other borrowings	(26)		414
Equity dividends paid	(1,581)		(1,515)
Net cash outflow from financing activities		(2,118)		(2,458)

Net (decrease)/increase in net cash and cash equivalents		(185)		122
Exchange differences		(39)		(14)
Net cash and cash equivalents at beginning of the year		917		809
Net cash and cash equivalents at end of the year		693		917

Net cash and cash equivalents consist of:
Cash and cash equivalents		874		1,191
Bank overdrafts		(181)		(274)
		693		917

NOTES

1. Basis of preparation

The condensed financial information of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2017 except for the impact of the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed financial information, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2017, with the exception of the adoption of IFRS 9 and IFRS 15 and interpretations of accounting standards, as described below, and changes in estimates disclosed in note 12 - Contingent liabilities and legal proceedings.
Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2017 with no impact on the group's consolidated results, financial position or disclosures:

●            Amendments to IAS 7 - Disclosure initiative
●            Amendment to IAS 12 - Recognition of deferred tax assets for unrealised losses
●            Amendment to IFRS 12 - Disclosure of interests in other entities

The following standards issued by the IASB and endorsed by the EU have been early adopted by the group from 1 July 2017:

IFRS 9 - Financial instruments replaces IAS 39 (Financial instruments - Recognition and measurement) and addresses the classification and measurement of financial instruments, introduces new principles for hedge accounting and a new forward-looking impairment model for financial assets.
The adoption of IFRS 9 hedge accounting principles did not result in a restatement of the group's results and the impact on the year ended 30 June 2018 is not material. The adoption of IFRS 9 did not result in any changes in the measurement or classification of financial instruments as at 1 July 2017.  All classes of financial assets and financial liabilities had as at 1 July 2017 the same carrying values under IFRS 9 as they had under IAS 39.
Diageo's principal associate, Moët Hennessy has adopted IFRS 9. This has no impact on Diageo's share of the net assets of Moët Hennessy but resulted in a decrease in the group's hedging reserve of £3 million with a corresponding increase in retained earnings. This change has been disclosed as a movement in the year ended 30 June 2018.

IFRS 15 - Revenue from contracts with customers provides enhanced detail on the principle of recognising revenue to reflect the concept that revenue should be recognised when the control of goods or services is transferred to the customer at a value that the company is expected to receive. It replaces the separate models for goods, services and construction contracts under previous IFRS (IAS 11, IAS 18 and related interpretations) which was based on the concept of the transfer of risks and rewards. It also provides further guidance on the initial measurement of sales on contracts which have discounts, rebates and consignment inventories by identifying separate performance obligations that may apply.
During the year ended 30 June 2017 the group carried out a detailed review of the recognition criteria for revenue applying the requirements of IFRS 15 to ensure that the same principles were being applied consistently across the group. This review in particular examined promotional and marketing support payments made to customers post the initial sale of product, the timing of the recognition of sales made where a third party manufactures or modifies a product on behalf of Diageo and consignment inventories. On application of IFRS 15 some changes in accounting policy resulted, principally in respect of variable consideration receivable where the criteria applied for deducting future promotional payments from the initial revenue recognition was more stringent than under the former accounting policy. Management have also ensured that this policy is being adopted consistently across the group. The revised accounting policy establishes that revenue is recognised to the extent that it is highly probable that a reversal in the amount of revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently settled. This means that Diageo, under the revised accounting policy, deducts from the initial revenue recognised any future promotional payments to direct and indirect customers unless it is highly probable that they will not be incurred.
Diageo has adopted the modified retrospective transition method, recognising the cumulative effect of initially applying IFRS15 as an adjustment to the balance of retained earnings as at 1 July 2017.

Retained earnings at 1 July 2017 has been debited by £89 million. The adjustment comprised an increase in creditors of £116 million, a decrease in debtors of £9 million, an increase in inventories of £8 million, a decrease in non-controlling interests of £2 million and an increase in deferred tax assets of £26 million. The changes in accounting policy that resulted in these adjustments are principally in respect of variable consideration where the criteria for deducting future promotional payments from the initial revenue recognition is more stringent than under the former accounting policy. The revised accounting policy establishes that revenue is recognised to the extent that it is highly probable that a reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently settled. This means that Diageo, under the new accounting policy, deducts from the initial revenue recognised any future promotional payments unless it is highly probable that they will not be incurred.
For the year ended 30 June 2018, as a result of applying the new accounting policy, sales increased by £11 million, operating profit increased by £12 million, taxation was £3 million higher and profit for the year increased by £9 million.
The operating profit benefit in the year was more than offset by the impact to sales and profit of working capital efficiencies, including inventory reductions, delivered by Diageo's customers.
Consideration was also given to the disclosure of revenue into different categories. It was determined that all revenue would be disclosed as 'sale of goods' as revenue from other sources was immaterial.

IFRIC agenda decision - In October 2017 the IFRIC clarified that interest and penalties in respect of corporate taxes should generally be accounted for under IAS 37 rather than IAS 12 and therefore not be disclosed in the income statement within 'Taxation'. For comparative years Diageo disclosed interest and penalties in respect of corporate taxes as part of 'Taxation' in the consolidated income statement and consolidated balance sheet. As a result of the clarification by the IFRIC Diageo has changed its accounting policy from 1 July 2017. In addition, for consistency, Diageo has changed its treatment of interest arising on indirect tax. For the year ended 30 June 2018, £10 million of interest and £2 million of penalties in respect of corporate tax and indirect taxes was charged to other finance charges and operating profit, respectively. At 30 June 2017, the cumulative interest and penalties in respect of corporate tax included in 'Corporate tax payable' in the consolidated balance sheet was £37 million. At 30 June 2018 the cumulative interest in respect of corporate taxes is included in interest payable (£34 million) and penalties within other payables (£2 million). Interest and penalties in respect of indirect taxes in the consolidated balance sheet are immaterial. Comparatives have not been restated as the amounts are immaterial.

The following standard issued by the IASB and endorsed by the EU, has not yet been adopted by the group:

IFRS 16 - Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases currently required under IAS 17 and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases. All material leases will be recognised on the balance sheet as right of use assets and depreciated on a straight line basis. The liability, recognised as part of net borrowings, will be measured at a discounted value and any interest will be charged to finance charges in the income statement. Therefore, the charge to the income statement for the operating lease payment will be replaced with depreciation on the right of use asset and the interest charge inherent in the lease.

The group will implement IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the comparative figures in the financial statements for the year ending 30 June 2020 will not be restated to show the impact of IFRS 16. The operating leases which will be recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. The group has decided to reduce the complexity of implementation to take advantage of a number of practical expedients on transition on 1 July 2019 namely:
(i) to measure the right of use asset at the same value as the lease liability
(ii) to apply the short term and low value exemptions
(iii) to treat, wherever possible, services provided as an income statement item and only capitalise the lease payment amounts in respect of the asset

The anticipated impact of the standard on the group is not yet known though is not expected to be material on the income statement or net assets though assets and liabilities will be grossed up for the net present value of the outstanding operating lease liabilities as at 1 July 2019.

The following standard, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.
Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2017 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP and delivered to the registrar of companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.
The segmental information for net sales and operating profit before the impact of acquisitions and disposals, ISC allocation and exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year's budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2017.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended	North America	Europe and Turkey(ii)	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2018	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432
Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	-	-	-	-	-	-	50	-	50
ISC allocation	11	53	4	11	8	(87)	-	-	-	-
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)
Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163
Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	-	4,044	(160)	3,884
Acquisitions and disposals	4	-	-	-	-	-	-	4	-	4
ISC allocation	14	67	5	14	12	(112)	-	-	-	-
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	-	-	(71)	2	(69)
Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	-	-	3,977	(158)	3,819
Exceptional items	-	-	(128)	-	-	-	-	(128)	-	(128)
Operating profit/(loss)	1,882	1,028	63	308	568	-	-	3,849	(158)	3,691
Non-operating items										-
Net finance charges										(260)
Share of after tax results of associates and joint ventures										309
Profit before taxation										3,740
Year ended	North America	Europe and Turkey(ii)	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2017
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	4,725	4,985	2,132	1,303	4,923	1,390	(1,390)	18,068	46	18,114
Net sales
At budgeted exchange rates(i)	3,523	2,474	1,240	873	1,977	1,418	(1,324)	10,181	39	10,220
Acquisitions and disposals	-	2	15	7	41	-	-	65	-	65
ISC allocation	11	60	4	11	8	(94)	-	-	-	-
Retranslation to actual exchange rates	627	288	297	153	393	66	(66)	1,758	7	1,765
Net sales	4,161	2,824	1,556	1,044	2,419	1,390	(1,390)	12,004	46	12,050
Operating profit/(loss)
At budgeted exchange rates(i)	1,648	741	159	195	375	116	-	3,234	(169)	3,065
Acquisitions and disposals	-	-	(8)	-	-	-	-	(8)	(1)	(9)
ISC allocation	14	72	5	13	12	(116)	-	-	-	-
Retranslation to actual exchange rates	237	123	62	42	100	-	-	564	(19)	545
Operating profit/(loss) before exceptional items	1,899	936	218	250	487	-	-	3,790	(189)	3,601
Exceptional items	-	(33)	-	-	(9)	-	-	(42)	-	(42)
Operating profit/(loss)	1,899	903	218	250	478	-	-	3,748	(189)	3,559
Non-operating items										20
Net finance charges										(329)
Share of after tax results of associates and joint ventures										309
Profit before taxation										3,559

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(ii) The Europe and Turkey region was formerly named 'Europe, Russia and Turkey'. Countries included in the region have not changed.

(1) The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2) The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(3)  Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.35 (2017 - £1 = $1.27) and euro - £1 = €1.13 (2017 - £1 = €1.16). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.32 (30 June 2017 - £1 = $1.30) and euro - £1 = €1.13 (30 June 2017- £1 = €1.14). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management's judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information. See Explanatory Notes for the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2018	Year ended 30 June 2017
	£ million	£ million
Items included in operating profit
Impairment of the Meta brand, goodwill, tangible and other assets	(128)	-
Competition authority investigation in Turkey	-	(33)
Customer claim in India	-	(32)
Disengagement agreements relating to United Spirits Limited	-	23
	(128)	(42)
Non-operating items
Sale of businesses
Wines in the United States and Percy Fox	-	20
	-	20

Exceptional items before taxation	(128)	(22)

Items included in taxation
Tax on exceptional operating items	13	11
Tax on exceptional non-operating items	-	(7)
Exceptional taxation	190	-
	203	4

Exceptional items in continuing operations	75	(18)

Discontinued operations net of taxation
Thalidomide	-	(55)

Total exceptional items	75	(73)

Attributable to:
Equity shareholders of the parent company	75	(64)
Non-controlling interests	-	(9)
Total exceptional items	75	(73)

4. Finance income and charges

	Year ended 30 June 2018	Year ended 30 June 2017
	£ million	£ million

Interest income	155	148
Fair value gain on financial instruments	61	76
Total interest income	216	224
Interest charges	(395)	(451)
Fair value loss on financial instruments	(62)	(67)
Total interest charges	(457)	(518)
Net interest charges	(241)	(294)

Net finance income in respect of post employment plans in surplus	9	2
Hyperinflation adjustment in respect of Venezuela (a)	18	9
Total other finance income	27	11
Net finance charge in respect of post employment plans in deficit	(20)	(27)
Unwinding of discounts	(14)	(8)
Change in financial liability (Level 3)	-	(8)
Other finance charges	(12)	(3)
Total other finance charges	(46)	(46)
Net other finance charges	(19)	(35)

(a) Hyperinflation adjustment in respect of Venezuela
Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group's Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For the group consolidation the group converts its Venezuelan operations using management's estimate of the exchange rate considering the inflation forecast and the most appropriate official exchange rate (DICOM). The exchange rate used to translate the results of the group's Venezuelan operations is VEF/GBP 3,858,826 for the year ended 30 June 2018 (2017 - VEF/GBP 6,110).
The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2018 and the amounts that would have resulted if the DICOM exchange rate had been applied in the group consolidation.

	At estimated exchange rate	At DICOM exchange rate
	3,858,826 VEF/GBP	151,800 VEF/GBP
	£ million	£ million

Net sales	1	27
Operating profit	-	16
Other finance income - hyperinflation adjustment	18	458
Net cash inflow from operating activities	1	12
Net assets	69	1,744

5. Taxation

For the year ended 30 June 2018, the £596 million taxation charge (2017 - £732 million) comprises a UK tax charge of £326 million (2017 - £112 million) and a foreign tax charge of £270 million (2017 - £620 million).

6. Inventories

	30 June 2018	30 June 2017
	£ million	£ million

Raw materials and consumables	321	327
Work in progress	44	45
Maturing inventories	4,028	3,820
Finished goods and goods for resale	622	596
	5,015	4,788

7. Net borrowings

	30 June 2018	30 June 2017
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,828)	(2,459)
Borrowings due after one year	(8,074)	(6,583)
Fair value of foreign currency forwards and swaps	107	144
Fair value of interest rate hedging instruments	(15)	(2)
Finance lease liabilities	(155)	(183)
	(9,965)	(9,083)
Cash and cash equivalents	874	1,191
	(9,091)	(7,892)

8. Reconciliation of movement in net borrowings
	Year ended 30 June 2018	Year ended 30 June 2017
	£ million	£ million

Net (decrease)/increase in cash and cash equivalents before exchange	(185)	122
Net (increase)/decrease in bonds and other borrowings	(1,015)	820
(Increase)/decrease in net borrowings from cash flows	(1,200)	942
Exchange differences on net borrowings	80	(205)
Other non-cash items	(79)	6
Net borrowings at beginning of the year	(7,892)	(8,635)
Net borrowings at end of the year	(9,091)	(7,892)

In the year ended 30 June 2018, the group issued bonds of €1,275 million (£1,136 million) and $2,000 (£1,476 million) and repaid bonds of $2,100 million (£1,571 million) (2017 - repaid bonds of $1,600 million (£1,234 million)).
All bonds, medium term notes and commercial paper issued on an unsecured basis by the group's 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not expire, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2018 an amount of £164 million (30 June 2017 - £183 million) is recognised with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2018 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance (in prior years the potential liability also assumed a possible exercise date).
The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised two years later, the fair value of the liability would increase by approximately £30 million.
Apart from the change to the method used to estimate the potential liability of the option held by ILG there were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2018.
The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2018	30 June 2017 (restated(i))
	£ million	£ million

Derivative assets	217	348
Derivative liabilities	(123)	(232)
Valuation techniques based on observable market input (Level 2)	94	116
Financial assets - other	89	39
Financial liabilities - other	(164)	(183)
Valuation techniques based on unobservable market input (Level 3)	(75)	(144)
(i) Restated to include loans and advances to associates and third parties.

Finance lease liabilities were £155 million at 30 June 2018 (2017 - £183 million).
The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 30 June 2018 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £10,304 million and the carrying value was £9,902 million (2017 - £9,641 million and £9,042 million, respectively).

10. Dividends and other reserves
	Year ended 30 June 2018	Year ended 30 June 2017
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2017 of 38.5 pence per share (2016 - 36.6 pence)	968	920
Interim dividend paid for the year ended 30 June 2018 of 24.9 pence per share (2017 - 23.7 pence)	613	595
	1,581	1,515

A final dividend of 40.4 pence per share was recommended by the Board of Directors on 25 July 2018 for approval by shareholders at the Annual General Meeting to be held on 20 September 2018 bringing the full year dividend to 65.3 pence per share for the year ended 30 June 2018. As the approval was after the balance sheet date, the final dividend has not been included as a liability.

Other reserves of £2,133 million at 30 June 2018 (2017 - £2,693 million) comprise a capital redemption reserve of £3,163 million (2017 - £3,146 million), a hedging reserve of £68 million deficit (2017 - £21 million deficit) and an exchange reserve of £962 million deficit (2017 - £432 million deficit).

11. Acquisition of businesses

The fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of businesses in the year ended 30 June 2018 were as follows:

	Casamigos	Other	Total
	£ million	£ million	£ million
Brands	469	9	478
Inventories	4	-	4
Other working capital	5	(3)	2
Cash	6	-	6
Fair value of assets and liabilities	484	6	490
Goodwill arising on acquisition	237	12	249
Consideration payable	721	18	739
Satisfied by:
Cash consideration paid	549	6	555
Contingent consideration payable	172	12	184
	721	18	739

Cash consideration paid for Casamigos	549	-	549
Cash consideration paid for other subsidiaries	-	6	6
Cash consideration paid for investments in associates	-	12	12
Cash acquired	(6)	-	(6)
Capital injection to associates	-	11	11
Cash consideration paid in respect of prior year acquisitions	-	22	22
Net cash outflow on acquisition of business	543	51	594

Casamigos
On 15 August 2017 Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets. Casamigos contributed £55 million to sales, £49 million to net sales, £4 million to operating profit (net of transaction costs of £4 million) and £3 million profit after tax in the year ended 30 June 2018.
It is expected that the goodwill will be deductible for tax purposes. The net present value of the contingent consideration payable was $221 million (£172 million) at the date of acquisition and is expected to be paid in tranches over the next ten years. The goodwill arising on the acquisition of Casamigos represents expected revenue and cost synergies and the acquired workforce.

Other
On 14 March 2018 Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany's Black Forest.
On 2 May 2018 Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra premium mezcal.

12. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2018, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo had a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next firm hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

 (c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL's financial statements and the qualified auditor's report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL's shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.
Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya's compliance with certain terms of the agreement. While the first two instalments of $7 million (£5 million) each would have become due on 25 February 2017 and 25 February 2018, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017 and 23 February 2018, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in the notices of 24 February 2017 and 3 November 2017. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya and two companies affiliated with Dr Mallya (Watson and Continental Administration Services Limited (CASL)) for in excess of $142 million (£105 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo intends to continue to prosecute its claims and to defend the counterclaims.
As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.
As stated in USL's previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.
In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.
The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.
DHN's provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, (b) Watson's interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and (c) the shareholding in Watson.
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, Standard Chartered has taken certain recovery steps and is working with DHN in relation to these proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the proceedings described above, as well as enforcement steps in relation to elements of the security package that are unaffected by those proceedings. DHN's ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya. The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package, which, as described above, includes shares in UBL and Watson's interest in Orange, the joint venture that owns the Force India F1 team. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson's counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (A) not less than $1.8 million (£1 million), being the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (B) damages of $141 million (£96 million), being DHN's loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson's obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya. As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. As stated in paragraph (c), DHN and Diageo intends to continue to prosecute these claims.

(e) Regulatory notices in relation to USL
Following USL's earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India (SEBI), Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters.
Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo has made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI.
Diageo has also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the correspondence in relation to the matters described in the 25 February 2016 announcement and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI.
Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(f) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC's requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(g) Tax
The international tax environment has received increased attention and seen rapid change over recent years, both at a US and European level, and by international bodies such as the Organisation for Economic Cooperation and Development (OECD). Against this backdrop, Diageo has been monitoring developments and continue to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In October 2017, the European Commission opened a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The Group Financing Exemption was introduced in legislation by the British government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo may be affected by the outcome of this investigation. Diageo is monitoring developments. If the preliminary findings of the European Commission's investigation into the UK legislation are upheld, Diageo calculates its maximum potential liability to be approximately £250 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.
During the year ended 30 June 2018, Diageo reached agreement with HM Revenue & Customs in the United Kingdom in respect of transfer pricing and related issues. See Additional Financial Information, Taxation - note (d) for further information.
Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs. During the year the French Tax Authorities issued assessments denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017.  Diageo believes that the interest costs are deductible and accordingly is challenging the assessments from the French Tax Authorities. Including interest and penalties, the exposure for the periods ended 30 June 2011 to 30 June 2018 is approximately €241 million (£214 million). Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

(h) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2018 on terms other than those that prevail in arm's length transactions.

14. Post balance sheet events

Offer for shares in Sichuan Shuijingfang Company Limited (SJF)
On 10 July 2018 Diageo launched a partial tender offer to increase its aggregate equity stake in SJF from 39.71% to up to a maximum of 60%. The price per share offered is RMB62.00 per share (adjusted for any dividend distribution by SJF during the tender offer period) and gives all non Diageo shareholders the opportunity to elect to sell their shares in SJF to Diageo up to 11 August 2018. The maximum possible consideration to reach 60% of the equity in SJF is RMB6,146 million (£703 million), of which RMB1,229 million (£141 million) was deposited in escrow with the Chinese regulatory authorities on 3 July 2018. $900 million (£682 million) of the $3.5 billion (£2,652 million) available undrawn committed bank facilities have been ring-fenced, as a backstop to Diageo's normal funding sources, for the cost of acquiring the shares in SJF until settlement is completed.

Share buyback
On 26 July 2018 the Board approved a share buyback programme of up to £2.0 billion for the year ending 30 June 2019.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2017 (2017) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to Risk Factors - 'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating margin improvement to the most comparable GAAP measures as it is not possible to predict, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the amount in the row titled '2017 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year's exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals
For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management's judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales and net sales only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now only receives royalties for sales made by that operation.

(c) Exceptional items
Exceptional items are those which, in management's judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.
Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of intangible and fixed assets, duty settlements, property disposals and changes in post employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional tax items comprise the direct tax consequences in respect of operating and non-operating exceptional items, material settlements with the tax authorities and material changes in tax rates.
It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2018 were as follows:

	North America million	Europe and Turkey(iii) million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2017 reported	47.4	44.4	32.2	21.1	97.1	-	242.2
Reclassification(ii)	(0.1)	0.2	-	-	(0.1)	-	-
Disposals(iv)	-	-	-	-	(8.0)	-	(8.0)
2017 adjusted	47.3	44.6	32.2	21.1	89.0	-	234.2
Acquisitions and disposals(iv)	0.3	-	-	-	0.1	-	0.4
Organic movement	0.6	1.7	1.0	1.1	1.4	-	5.8
2018 reported	48.2	46.3	33.2	22.2	90.5	-	240.4
Organic movement %	1	4	3	5	2	-	2

	North America £ million	Europe and Turkey(iii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Exchange(i)	(261)	(113)	(130)	(61)	(160)	1	(724)
Reclassification(ii)	(8)	16	1	2	(11)	-	-
Disposals(iv)	-	(3)	-	-	(207)	-	(210)
2017 adjusted	4,456	4,885	2,003	1,244	4,545	47	17,180
Acquisitions and disposals(iv)	55	-	-	-	8	-	63
Organic movement	160	347	80	108	489	5	1,189
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Organic movement %	4	7	4	9	11	11	7

	North America £ million	Europe and Turkey(iii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Exchange(i)	(228)	(15)	(105)	(43)	(64)	1	(454)
Reclassification(ii)	(8)	16	1	2	(11)	-	-
Disposals(iv)	-	(3)	-	-	(55)	-	(58)
2017 adjusted	3,925	2,822	1,452	1,003	2,289	47	11,538
Acquisitions and disposals(iv)	49	-	-	-	4	-	53
Organic movement	142	110	39	66	210	5	572
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Organic movement %	4	4	3	7	9	11	5

Marketing
2017 reported	642	443	166	195	343	9	1,798
Exchange(i)	(21)	2	(11)	(8)	(5)	(1)	(44)
Reclassification(ii)	(2)	1	-	1	-	-	-
Disposals(iv)	-	-	-	-	-	-	-
2017 adjusted	619	446	155	188	338	8	1,754
Acquisitions and disposals(iv)	8	-	-	-	-	-	8
Organic movement	35	28	3	8	50	(4)	120
2018 reported	662	474	158	196	388	4	1,882
Organic movement %	6	6	2	4	15	(50)	7

Operating profit before exceptional items
2017 reported	1,899	936	218	250	487	(189)	3,601
Exchange(i)	(60)	7	(20)	10	1	6	(56)
Reclassification(ii)	(4)	11	2	(1)	(8)	-	-
Acquisitions and disposals(iv)	-	-	-	-	(2)	1	(1)
2017 adjusted	1,835	954	200	259	478	(182)	3,544
Acquisitions and disposals(iv)	4	-	-	-	1	-	5
Organic movement	43	74	(9)	49	89	24	270
2018 reported	1,882	1,028	191	308	568	(158)	3,819
Organic movement %	2	8	(5)	19	19	13	8
Organic operating margin %
2018	46.2%	35.1%	12.8%	28.8%	22.7%	n/a	31.5%
2017	46.8%	33.8%	13.8%	25.8%	20.9%	n/a	30.7%
Margin (decline) / improvement (bps)	(58)	126	(96)	299	181	n/a	78

(1)   For the reconciliation of sales to net sales see Additional Financial Information and Notes.
(2)   Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)   The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of strengthening of sterling against the US dollar, the Turkish lira and the Kenyan shilling, partially offset by weakening of sterling against the euro.
(ii)  Reclassification comprised a change to a reallocation of the results of the Travel Retail operations to the appropriate geographical regions.
(iii)  The Europe and Turkey region was formerly named 'Europe, Russia and Turkey'. Countries included in the region have not changed.
(iv) In the year ended 30 June 2018 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2017
Acquisitions
Transaction costs	-	-	-	-	1
	-	-	-	-	1
Disposals
USL owned to franchise	(7.8)	(188)	(46)	-	-
Nepal	(0.2)	(19)	(9)	-	(2)
Yellow tail	-	(3)	(3)	-	-
	(8.0)	(210)	(58)	-	(2)

Acquisitions and disposals	(8.0)	(210)	(58)	-	(1)

Year ended 30 June 2018
Acquisitions
Casamigos	0.3	55	49	8	8
Transaction costs	-	-	-	-	(4)
	0.3	55	49	8	4
Disposals
Nepal	0.1	8	4	-	1
	0.1	8	4	-	1

Acquisitions and disposals	0.4	63	53	8	5

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018	2017
	£ million	£ million

Profit attributable to equity shareholders of the parent company - continuing operations	3,022	2,717
Exceptional operating items attributable to equity shareholders of the parent company	128	28
Non-operating items attributable to equity shareholders of the parent company	-	(20)
Tax on exceptional operating and non-operating items for equity shareholders	(13)	1
Net exceptional taxation credit	(190)	-
	2,947	2,726

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,484	2,512
Dilutive potential ordinary shares	11	11
	2,495	2,523

	pence	pence
Basic earnings per share before exceptional items	118.6	108.5

Diluted earnings per share before exceptional items	118.1	108.0

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018	2017(i)
	£ million	£ million

Net cash from operating activities	3,084	3,132
Disposal of property, plant and equipment and computer software	40	46
Purchase of property, plant and equipment and computer software	(584)	(518)
Movements in working capital loans and other investments	(17)	3
Free cash flow	2,523	2,663

(i)    For the year ended 30 June 2018 loans made to associates where management believe the loan will convert to equity at some point in the future are not included in free cash flow. For the year ended 30 June 2017 such loans were £1 million and the comparative has not been restated on the basis of materiality.

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.
The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.
Operating cash conversion for the years ended 30 June 2018 and 30 June 2017 were as follows:

	2018	2017
	£ million	£ million

Operating profit	3,691	3,559
Exceptional operating items	128	42
Depreciation and amortisation(i)	368	361
Retranslation to budgeted exchange rates	68	(582)
	4,255	3,380

Cash generated from operations	4,086	4,177
Cash payments in respect of exceptional items(ii)	19	45
Post employment payments less amounts included in operating profit	108	111
Net movement in maturing inventories(iii)	239	138
Provision cash movement(v)	(4)	(5)
Dividends received from associates	(159)	(223)
Other items(i)(iv)	(10)	(25)
Retranslation to budgeted exchange rates	52	(611)
	4,331	3,607

Operating cash conversion(v)	101.8%	106.7%

(i) Excluding exceptional items.
(ii) Exceptional cash payments for exceptional restructuring and for discontinued operations were £19 million (2017 - £14 million) and £nil million (2017 - £31 million), respectively.
(iii) Excluding exchange of £(31) million (2017 - £35 million).
(iv) Excluding payment of £31 million in respect of discontinued operations in the year ended 30 June 2017
(v) The provision cash movement is excluded from the cash generated from operations. For the year ended 30 June 2017 the operating cash conversion percentage has been restated to 106.7% from previously reported 106.8% to be comparable.

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to calculate average total invested capital.
Calculations for the return on average total invested capital for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018	2017
	£ million	£ million

Operating profit	3,691	3,559
Exceptional operating items	128	42
Profit before exceptional operating items attributable to non-controlling interests	(122)	(119)
Share of after tax results of associates and joint ventures	309	309
Tax at the tax rate before exceptional items of 20.7% (2017 - 20.6%)	(829)	(781)
	3,177	3,010

Average net assets (excluding net post employment assets/liabilities)	12,067	11,828
Average non-controlling interests	(1,749)	(1,715)
Average net borrowings	8,727	8,488
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,246	21,802

Return on average total invested capital	14.3%	13.8%

Net borrowings to earnings before operating exceptional items, interest, tax, depreciation, amortisation and impairment (EBITDA)
Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to EBITDA.
Calculations for net borrowings to EBITDA leverage for the years ended 30 June 2018 and 30 June 2017 are set out in the table below.

	2018	2017
	£ million	£ million

Borrowings due within one year	1,828	2,459
Borrowings due after one year	8,074	6,583
Fair value of foreign currency derivatives and interest rate hedging instruments	(92)	(142)
Finance lease liabilities	155	183
Less: Cash and cash equivalents	(874)	(1,191)
Net borrowings	9,091	7,892
Post employment benefit liabilities before tax	872	772
Adjusted net borrowings	9,963	8,664

Operating profit	3,691	3,559
Exceptional operating items	128	42
Depreciation, amortisation and impairment (excluding exceptional items)	368	361
Share of associates' and joint ventures' result after tax	309	309
EBITDA	4,496	4,271

Net borrowings to EBITDA (x)	2.2	2.0

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2018 and year ended 30 June 2017 are set out in the table below:

	2018 £ million	2017 £ million

Tax before exceptional items (a)	799	736
Tax in respect of exceptional items	(13)	(4)
Exceptional tax items	(190)	-
Taxation on profit from continuing operations (b)	596	732

Profit from continuing operations before taxation and exceptional items (c)	3,868	3,581
Non-operating items	-	20
Exceptional operating items	(128)	(42)
Profit before taxation (d)	3,740	3,559

Tax rate before exceptional items (a/c)	20.7%	20.6%
Tax rate from continuing operations after exceptional items (b/d)	15.9%	20.6%

Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products made to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan's, Bundaberg, Crown Royal, JeB, McDowell's, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include cider and some non-alcoholic products such as Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo's products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group's aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the 'Strategic report' section of the annual report for the year ended 30 June 2017 and under 'Risk Factors' in the annual report on Form 20-F for the year ended 30 June 2017.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates, including in relation to the potential impact of any global, regional or local trade wars and the negotiating process surrounding, as well as the eventual terms of, the exit of the United Kingdom from the European Union; changes in consumer preferences and tastes and adverse impacts of a downturn in economic conditions, among other factors, which could adversely affect demand; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally; changes in the international tax environment resulting in unexpected tax exposures; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in the cost of production; other legal and regulatory developments impacting the production, distribution and marketing of Diageo's products and its business more generally; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo's brands; any failure by Diageo to maintain its brand image and corporate reputation; competitive pressures, which could reduce Diageo's market share and margins; any disruption to production facilities, business service centres or information systems (including through cyber-attacks); failures to derive the expected benefits from Diageo's business strategies, acquisitions and/or any cost-saving and restructuring programmes; increased costs for, or shortages of, talent; fluctuations in exchange and/or interest rates; movements in the value of Diageo's pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability by Diageo to protect its intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

●    economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union);
●    the negotiating process surrounding, as well as the final terms of, the United Kingdom's exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance;
●     changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions, and/or a downturn in economic conditions;
●    any litigation or other similar proceedings (including with customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;
●     changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
●     the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water;
●     changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●    legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;
●    the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;
●     the consequences of any failure of internal controls, including those affecting compliance with new accounting and/or disclosure requirements;
●     contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;
●     Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●     increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo's market share, distribution network, costs and/or pricing;
●     any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;
●    Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;
●     increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●    fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's cost of financing or otherwise adversely affect Diageo's financial results;
●     movements in the value of the assets and liabilities related to Diageo's pension plans;
●     Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●     any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's annual report on Form 20-F for the year ended 30 June 2017 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2018.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2018, which will be published on 6 August 2018 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

●    the Annual Report for the year ended 30 June 2018, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group's performance, business model and strategy;

●     the consolidated financial statements contained in the Annual Report for the year ended 30 June 2018, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

●     the management report represented by the directors' report contained in the Annual Report for the year ended 30 June 2018 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Alan JH Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Betsy D Holden, Susan Kilsby, Ho KwonPing and Nicola S Mendelsohn.

Webcast, presentation slides and transcript

At 08.00 (UK time) on Thursday 26 July, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo's preliminary results as a webcast. This will be available to view at www.diageo.com.

The presentation slides and script will also be available to download from www.diageo.com at 08.00 (UK time).

A transcript of the Q&A session will be available for download on 27 July 2018 at www.diageo.com.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 26 July 2018 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK (local): +44 (0)330 336 9105
From the UK (free call): 0800 358 6377
From the USA (local): +1 323 794 2551
From the USA (free call): 800 239 9838

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK (local): +44 (0)20 7660 0134
From the UK (free call): 0808 101 1153
From the USA (local): + 1 719 457 0820
From the USA (free call): 888 203 1112

Investor enquiries to:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
	Sharon Rolston	+44 (0) 20 8978 1219
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 1286
	Clemmie Raynsford	+44 (0) 20 8978 1221
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James Edmunds (Deputy Company Secretary) is responsible for arranging the release of this announcement on behalf of Diageo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 26 July 2018

By:___/s/ James Edmunds

James Edmunds
Title: Deputy Company Secretary